SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14a INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

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QMED, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Notice of Annual Meeting
and Proxy Statement

The Annual Meeting of Shareholders of QMed Inc. will be held on Thursday, April 26, 2007 at 10:00 a.m. at the Sheraton Eatontown Hotel, 6 Industrial Way East, Eatontown, New Jersey 07724, to:

(1)   Elect seven directors;

(2)   Ratify the appointment of Amper, Politziner & Mattia, P.C. as the Company's independent registered public accounting firm for fiscal 2007; and

(3)   Transact such other business that may properly come before the meeting.

Shareholders are cordially invited to attend the meeting. Holders of record of the Company's Common Stock (NASDAQ: QMED) as of the close of business on March 16, 2007 (the "Record Date") will be entitled to vote at the Meeting.

Please refer to the General Information page in this Proxy Statement for additional information about the Annual Meeting and voting.

By order of the Board of Directors,

/s/ Debra A. Fenton
Debra A. Fenton
Secretary

March 23, 2007
Eatontown, New Jersey

QMed, Inc.
25 Christopher Way
Eatontown, New Jersey 07724

PROXY STATEMENT

2007 Annual Meeting of Shareholders

This Proxy Statement is furnished in connection with the solicitation of the Board of Directors of QMed, Inc. ("QMed" or the "Company") of proxies in the accompanying form to be voted at the 2007 Meeting of Shareholders to be held on April 26, 2007 and at any adjournment(s) thereof for the purposes set forth in the accompanying Annual Notice of Meeting of Shareholders. This Proxy Statement and the form of proxy were first mailed to shareholders on or about March 23, 2007.

The Board of Directors of the Company solicits this proxy and urges you to sign the proxy, fill in the date and return the same immediately. Proxies are being solicited by mail and officers and regular employees of the Company may also solicit proxies by telephone or personal interview. The expense of solicitation will be borne by the Company. The Company will also reimburse brokers for the expenses of forwarding proxy solicitation material to beneficial owners of shares held of record by such brokers. Your prompt cooperation is necessary in order to insure a quorum and to avoid expense and delay.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Purpose of the Meeting. At our annual meeting, shareholders will act upon the matters outlined in the notice of meeting on the cover page of this proxy statement, including the election of directors and the ratification of the appointment of the Company's independent registered public accountants. In addition, management will report on the performance of the Company and respond to questions from shareholders.

Shareholders Entitled to Vote. Only shareholders of record as of the close of business on March 16, 2007, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. Each share entitles its owners to one vote. The holders of a majority of the shares entitled to vote at the meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. On the record date there were 17,030,808 shares outstanding.

Votes Required. The election of each director requires a plurality of the votes cast. A properly executed proxy marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Other than the election of directors, each matter to be submitted to the shareholders requires the affirmative vote of a majority of the votes cast at the meeting. For matters other than the election of directors, for purposes of determining the number of votes cast with respect to a particular matter, only those cast "For" or "Against" are included. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting.

How to vote. If you complete and properly sign the accompanying proxy card and return it to the Company, it will be voted as you direct. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" shareholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Proxy Solicitation. The Board of Directors of the Company solicits this proxy and urges you to sign the proxy, fill in the date and return the same immediately. Proxies are being solicited by mail and officers and regular employees of the Company may also solicit proxies by telephone or personal interview. The expense of solicitation will be borne by the Company. The Company will also reimburse brokers for the expenses of forwarding proxy solicitation material to beneficial owners of shares held of record by such brokers. Your prompt cooperation is necessary in order to insure a quorum and to avoid expense and delay.

Changing Your Vote. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing with the Corporate Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

Shareholder Proposals. Shareholders interested in submitting a proposal for inclusion in the proxy materials for the annual meeting of shareholders in 2008 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, shareholder proposals must be received by the Company's Corporate Secretary no later than November 24, 2007. Proposals should be sent to Corporate Secretary, QMed Inc., 25 Christopher Way, Eatontown, N.J. 07724. Securities and Exchange Commission rules establish a different deadline for submission of stockholder proposals that are not intended to be included in the Company's proxy statement with respect to discretionary voting. The deadline for these proposals for the year 2008 annual meeting is February 7, 2008 (45 calendar days prior to the anniversary of the mailing date of this proxy statement). If a stockholder gives notice of such a proposal after this deadline, the Company's proxy holders will be allowed to use their discretionary authority to vote against the stockholder proposal when and if the proposal is raised at our 2008 Annual Meeting of Shareholders.

No Appraisal Rights. There are no appraisal rights or similar rights of dissenters with respect to any matter to be acted on at the 2007 Annual Meeting.

ITEM 1: ELECTION OF DIRECTORS

Nominees. The Board of Directors proposes the following seven nominees for election as directors at the Annual Meeting. The directors will hold office from election until the next Annual Meeting of Shareholders, or until their successors are elected and qualified. Each of the nominees has consented to serve if elected. If any of them becomes unavailable to serve as a Director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the Board.

Except for David Feldman and Michael W. Cox, who are not standing for re-election, all of the nominees were elected to the Board at the last Annual Meeting and all are currently serving as Directors of the Company.

Following are summaries of the background, business experience and descriptions of the principal occupations of the nominees.

A. Bruce Campbell, Ph.D., M.D., F.A.C.P., Chief of Health Services, D2Hawkeye, Inc.

Dr. Campbell, 58, was elected to the Board of Directors in 1999 and serves as Chairman of the Audit Committee. He is the Chief of Health Services of D2Hawkeye, Inc., a leading provider of medical management software and services, since 2002. Dr. Campbell was also the Chief Executive Officer of Camber Companies, LLC, a privately funded multi-disciplinary musculoskeletal ambulatory treatment company, from 1998 to 2002. He served as President of Monsanto Health Solutions from 1997 to 1998, and as Senior Vice President of Aetna US Healthcare, Inc., the nation's largest health insurer, from 1994 to 1997. Dr. Campbell was also the Chief Medical Officer of Aetna Health Plans and Vice President, Medical Programs, for Scripps Health.

John J. Gargana, Jr., Former Vice President, Treasurer and Chief Financial Officer, Lord Abbett Group of Mutual Funds

Mr. Gargana, 75, was elected to the Board of Directors in 2003 and serves on both the Audit and Compensation Committees of the Company. He was Vice President, Treasurer and Chief Financial Officer of the Lord Abbett Group of Mutual Funds until his retirement in 1996. He is also a former member of the Operations Committee and of the Accounting/Treasurer's Committee of the Investment Company Institute. He was an auditor at Deloitte Touche prior to joining Lord Abbett in 1965. Lord Abbett is a private, independent money management company founded in 1929 and is one of the nation's longest continuously existing money management firms.

Richard I. Levin, M.D., Vice Principal for Health Affairs, Dean, Faculty of Medicine, McGill University

Dr. Levin, 58, was elected to the Board of Directors in 1983. He is a founder of the Company and currently serves as a Cardiovascular Consultant and Contributing Lecturer, each of which is not an executive position. Dr. Levin has served the Vice Principal for Health Affairs and the Dean of the Faculty of Medicine at McGill University in Quebec, Canada since September 2006. From 2000 to 2006 he was the Vice Dean for Education, Faculty and Academic Affairs and a Professor of Medicine in the Leon H. Charney Division of Cardiology at New York University School of Medicine. He had been a member of the New York University School of Medicine faculty and served in multiple research, education, care and administrative capacities since 1980. Dr. Levin is a past President of both the American Heart Association, New York City Affiliate and the Heritage Affiliate of the Association. He is certified as a Diplomate of the National Board of Medical Examiners, American Board of Internal Medicine and in the sub-specialty of Cardiovascular Diseases (American Board of Internal Medicine). Dr. Levin also is a Fellow of the American College of Physicians, Fellow of the American College of Cardiology, Fellow of the American Heart Association and a member of the American Federation for Clinical Research, among other professional affiliations.

Jane A. Murray, President and Chief Operating Officer, QMed, Inc.

Ms. Murray, 44, was elected to the Board of Directors in 2001. She was appointed President of the Company on November 28, 2006 and continues to serve as Chief Operating Officer. . She has served the Company and its subsidiaries for 20 years in a variety of capacities, including as Executive Vice President and Chief Operating Officer from December 2001 to November 2006. Her specific areas of expertise include; strategic planning and operations management, budget planning and management, business strategy development and government regulations. She has expertise in Medicare Special Needs Plans, including their implementation, marketing, management and health benefit design. Ms. Murray is married to Mr. Siegel, an executive officer.

Lucia L. Quinn, Executive Vice President, Human Resources, Boston Scientific Corp.

Ms. Quinn, 53, was elected to the Board of Directors in 2002 and serves on the Compensation Committee. She has served as Executive Vice President of Human Resources for Boston Scientific Corp., a medical device company since January 2005 and is responsible for human capital and strategy management. She served as Senior Vice President, Advanced Diagnostics, of Quest Diagnostics Incorporated, a medical diagnostic testing and laboratory company, responsible for Business Development, as well as Science and Innovation from April 2001 to March 2004. She joined Quest in April 2001 after serving as Vice President, Corporate Strategy Marketing, for Honeywell from 1999 to 2001, including her tenure in a similar capacity for Allied Signal, which merged with Honeywell in 1999. She has more than 25 years experience in business planning and strategy development, general management and operations for global technology firms including Westinghouse and Digital Equipment.

Bruce F. Wesson, Chairman, Board of Directors; President, Galen Associates

Mr. Wesson, 64, was elected to the Board of Directors in 2001 and has been Chairman of the Board since April 2002. He also serves as Chairman of the Compensation Committee. Mr. Wesson has been a General Partner of Galen Partners since 1991 and, prior to that, was a Managing Director in the Corporate Finance Division at Smith Barney, where he worked for over 23 years. During his tenure at Smith Barney, he was Chairman of the Valuation and Opinion Committee for Corporate Finance, in which capacity he was ultimately responsible for all valuation and opinions issued by Smith Barney. He currently serves on the Boards of Chemtura Corporation, a producer of specialty chemicals and polymer products, Acura Pharmaceuticals, Inc., a specialty pharmaceutical company engaged in the development of abuse deterrent formulations, Derma Sciences, Inc., a provider of wound care, wound closure-fastener and skin care products, and several of Galen's privately-held portfolio companies.

On April 4, 2001, the Company agreed to nominate or appoint one designee of Galen Partners III, L.P., as a Director so long as Galen Partners III, L.P. and two other affiliated investment funds own an aggregate of approximately 2.81 million of the Company's shares. Mr. Wesson fills that capacity.

John P. Zanotti, Former Chief Executive Officer, Avaton, Inc.

Mr. Zanotti, 58, was elected to the Board of Directors in 2004 and serves on the Compensation Committee. Mr. Zanotti has served in executive and board positions in numerous start-up media companies including Avaton, Inc. and Astrum Digital Information, Inc. from 2000 to present. He has also served as the President of Cincinnati Biomedical, a consulting company working with the University of Cincinnati College of Medicine on commercialization and economic development strategies, from June 2003 to December 2005. From February 1991 until March 2000, Mr. Zanotti held numerous executive positions with American Financial Group, including serving as the President of Great American Life Insurance Company and as Group President of American Annuity Group, from May 1999 to March 2000. Mr. Zanotti has been the publisher of several newspapers, including *The Cincinnati Enquirer, The Arizona Republic* and *The Phoenix Gazette*. He was an associate with O'Melveny & Myers and was general counsel at Harte-Hanks Communications, Inc.

The Board of Directors recommends a vote FOR the election of each nominee.

Executive Officers

In addition to Jane Murray, the following people serve as executive officers of the Company:

Executive Officer	Age	Present Title
William T. Schmitt, Jr., CPA	46	Senior Vice President, Chief Financial Officer and Treasurer
Teri Kraf, R.N., M.H.A.	57	Senior Vice President, Health Management Services
John W. Siegel	50	Senior Vice President, Sales and Field Services
Glenn Alexander, CPA	40	Controller and Vice President of Finance
Robert Mosby	60	Vice President, Development and Strategy
John W. Rohfritch	61	Executive Vice President
Narinder P. Bhalla, MD FACC, FSCAI	43	Chief Medical Officer
Terence L. Byrd	55	Senior Vice President, Managed Care

Mr. Schmitt was appointed Senior Vice President, Chief Financial Officer of the Company in October 2002. Prior to his appointment he served as Senior Vice President & Chief Financial Officer of SOS Security Incorporated, a privately held regional security, protection and consulting firm. His responsibilities there included the growth and strategic direction of SOS, as well as, overseeing its finance, tax, banking, human resource and IT departments as well as mergers and acquisitions. He became a full time executive at SOS in July 1994, after 11 years of public accounting. He is a graduate of Rider College with a Bachelor of Science in Commerce and he is a member of the American Institute of Certified Public Accountants, the New Jersey Society of Certified Public Accountants and Financial Executive International.

Ms. Kraf has been with the Company since 1984 and has served as the Company's Senior Vice President, Health Management Services since April 2001. Ms. Kraf is responsible for the clinical and quality programs developed for our disease management, health plan, Medicare and Special Needs Plan business. Her teams' interventions have consistently been accepted by both the physician and the patients with favorable outcomes. At present, Ms. Kraf's implementation team consists of a group of nurse professionals with diverse backgrounds in cardiology and managed care. Prior to joining the Company, Ms. Kraf was the Director Emergency Services and Director of the Emergency Care Institute of Bellevue Hospital, managing a staff in excess of 200 health professionals. Ms. Kraf is married to Mr. Cox.

Mr. Siegel has been with the Company since 1987 and has served as the Company's Senior Vice President, Sales and Field Services since April 2001. Mr. Siegel's current responsibilities include business development of the sales agencies as well as the direct sales agents. He is also responsible for physician and field sales management activities. Mr. Siegel's background includes extensive experience in the healthcare, disease management and medical capital equipment industries. He has over 19 years experience in successfully interacting with generalist and specialist physicians. Mr. Siegel is a licensed Insurance Agent and is a member of the Pharmacy Association of New Jersey. Mr. Siegel is married to Ms. Murray.

Mr. Alexander has been with the Company since August 2005 and serves as the Controller and Vice President of Finance. Prior to joining QMed Inc., he served as Controller of Raritan Computer, Inc., a manufacturer of KVM switches from January 2004 to July 2005 where he was responsible for the preparation of the Company's financial statements. From January 2003 to January 2004, he served as the Senior VP of Finance for J. Knipper & Company, Inc., a pharmaceutical marketing support company. He also served as the Director of SEC Reporting for EasyLink Services Corporation, a supplier of messaging services, from January 2002 to January 2003 and as the CFO of York Telecom Corporation, an integrator of videoconferencing systems, from May 2000 to August 2001. Mr. Alexander is a graduate of Montclair State University with a Bachelor of Science degree in Accounting. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Mr. Mosby joined the Company in 1999 as the Director of Corporate Communications. In 2002, he was named Vice President, Development and Strategy. Prior to 1999, Mr. Mosby was broker and analyst with Branch & Cabell Co. in Virginia. He served as infantry officer in Vietnam and holds an AB and MA in Philosophy from Georgetown University and the University of Virginia, respectively.

Mr. Rohfritch was appointed Executive Vice President of QMed, Inc. in February 2007. He joined QMed Inc. in 2005 to form and operate a series of specialty managed care products serving a high-risk population of Medicare beneficiaries. Prior to this appointment he was the Principal of JWR & Associates, LLC, a consulting company specializing in health care since 1999. Jack has served in several senior management positions including President and CEO of HealthChoice of Connecticut, Inc.; a hospital owned managed care company from 1996 to 1999. He also served as President & CEO of First Option Health Plan, Inc., a health insurance company based in New Jersey from 1994 to 1996. Mr. Rohfritch was previously a Division President with CIGNA Healthplan, Inc. where he was employed since 1974.

Narinder P. Bhalla, MD, FACC, FSCAI, has worked with QMed as a consultant since 1996 and was appointed Chief Medical Officer in January 2006. Dr. Bhalla earned his Bachelor of Science degree with honors in biological sciences at the University of Binghamton and graduated from the Medical School at the University Center at Buffalo. His residency was at NYU Medical Center where he was also chief resident. He received training in cardiovascular disease and interventional cardiology at NYU Medical Center and Mount Sinai Medical Center. He has been an interventional cardiologist with Cardiology Associates of Virginia in Roanoke, Virginia since June 2005, and holds an academic appointment as a Clinical Assistant Professor of Medicine at New York University School of Medicine. From January 2004 to February 2005, Dr. Bhalla held the position of Chief of the Division of Cardiology in the Department of Medicine at The Brooklyn Hospital Center in Brooklyn, New York. Prior to that, he was an attending physician in the Vascular Intervention Laboratory at Montgomery Regional Hospital in Blacksburg, Virginia from September 2000 to December 2003. Dr. Bhalla has been an investigator on many nationwide research projects and is the author of numerous published articles on interventional cardiology.

Terence L. Byrd was appointed Executive Vice President & COO of QMedCare NJ, Inc. in April 2006. Prior to this appointment he was the Principal of TLB Byrd & Associates, LLC a consulting company specializing in provider network development, organizational and utilization management activities for managed care organizations. Prior to starting his own consulting firm, Mr. Byrd spent twenty five plus years as a healthcare executive where he gained valuable experience developing start up companies, managing turnarounds, and leading established insurance and managed care organizations through complex organizational changes while strengthening their market integrity and financial performance. Mr. Byrd's former positions included Vice President of Contracting & Provider Relations, AmeriChoice of NJ/United HealthGroup Company from 2002 to 2006. Prior to that, he was First Vice President Accident and Health Claims Operations, Reliance National/Combined Insurance from 1999-2002. Other positions include Senior Vice President, Government Programs Physician Health Services/HealthNet, President, Mercy Health Plan of NJ, Executive Vice President & Chief Operating Officer, Total Plan Administrators a wholly owned subsidiary of Blue Cross Blue Shield of NJ. He is a graduate of Lafayette College with a BA in Economics and completed advanced degree course in Business Administration at Monmouth University.

Determination of Independence

The Board of Directors has determined that the following Directors (and nominees) should be deemed "independent" under the published listing requirements of NASDAQ: Mr. Wesson, Dr. Campbell, Mr. Feldman, Ms. Quinn, Mr. Gargana and Mr. Zanotti. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the company with regard to each director's business and personal activities as they may relate to the Company and the Company's management.

Certain Relationships and Related Transactions

In December 2006, Mr. Michael Cox, a director and former President and Chief Executive Officer, began to provide services as a special advisor to the Board on strategic initiatives. He received remuneration in the amount of $18,000 per month for services provided for the period December 2006 to March 2007. See "Executive Compensation – Employment Arrangements".

In December 2001, the Company entered into a consulting arrangement with Dr. Richard Levin, the Company's former Vice President and Medical Director. Pursuant to the arrangement, Dr. Levin, a member of the Board of Directors, serves as the Company's Cardiovascular Consultant and Contributing Lecturer, devoting such time and attention to the Company as he and the Company deem appropriate. In exchange for these services, Dr. Levin receives annual compensation of $125,000 per year. It is the Company's policy not to engage in transactions with officers, directors, principal shareholders or affiliates or any of them unless such transactions have been approved by a majority of the disinterested directors and are upon terms no less favorable to the Company than could be obtained from an unaffiliated party in an arm's length transaction. During fiscal 2006 there were no other transactions between the Company and any officer, director or principal shareholder except as disclosed above and those with respect to executive compensation and stock options.

See also "Directors Fees, Committees and Meetings" for fees paid to directors.

Stock Ownership / Control

The following table shows, as of January 31, 2007, the amount and percentages of QMed common stock beneficially owned (unless otherwise indicated) by (i) each person known by the Company to own 5% or more of the Company's stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table set forth below, and (iv) all directors and executive officers as a group. The percentages shown in the last column assume (i) such party exercises all of its options, warrants and rights which may be exercised within 60 days of January 31, 2007 into the Company's common stock, and (ii) no other Company security holder exercises converts any of its options, warrants or rights. Percentages are based on 17,024,522 shares outstanding on January 31, 2007.

Name	Number of Common Shares (1)		Shares Which May be Acquired within 60 days of January 1, 2007 through the exercise of any Option, Warrant or Right		Total Shares Beneficially Owned	Percent of Class Outstanding
A. Bruce Campbell, M.D.	1,209		17,500	(2)	18,709	*
Michael W. Cox	1,395,138	(3)	435,832	(4)	1,830,970	10.5%
David Feldman	4,799		7,500	(2)	12,299	*
John J. Gargana, Jr.	18,836		10,000	(2)	28,836	*
Teri J. Kraf	1,395,138	(5)	435,832	(6)	1,830,970	10.5%
Richard I. Levin, M.D.	65,500		833	(2)	66,333	*
Jane A. Murray	22,700	(7)	473,279	(8)	495,979	2.9%
Lucia L. Quinn	1,932		5,000	(2)	6,932	*
John W. Rohfritch	0		18,332	(2)	18,332	*
William T. Schmitt, Jr.	1,000		84,220	(2)	85,220	*
John Siegel	22,700	(9)	473,279	(10)	495,979	2.9%
Bruce F. Wesson	2,818,810	(11)	1,461,092	(12) (13)	4,279,902	23.2%
John P. Zanotti	3,191		5,000	(2)	8,191	*
Galen Partners III, L.P.	2,811,192	(11)	1,420,259	(12)	4,231,451	22.9%
Officers and Directors as a Group (17 persons)	4,346,365		2,616,403	(14)	6,962,768	35.5%

 * *Represents less than 1% of the outstanding common stock of the class.*

    (1) The shares described as "owned" are shares of the Company's Common Stock owned by each listed person and by members of his or her household and are held either individually, jointly or pursuant to a trust arrangement. This column does not include any shares underlying options or warrants or other rights.

    (2) Includes shares under options exercisable within 60 days of January 31, 2007.

    (3) Includes 42,030 shares owned by Mr. Cox's wife, Ms. Kraf and 4,500 shares owned jointly with Ms. Kraf.

    (4) Includes 127,986 shares which may be acquired by Mr. Cox's wife, Ms. Kraf, upon exercise of options within 60 days of January 31, 2007.

    (5) Includes 348,608 shares owned by Ms. Kraf's husband, Mr. Cox, and 4,500 shares owned jointly with Mr. Cox.

    (6) Includes 307,846 shares which may be acquired by Ms. Kraf's spouse Mr. Cox upon exercise of options within 60 days of January 31, 2007.

    (7) Includes 200 shares owned by Ms. Murray's husband, Mr. Siegel and 22,500 shares owned jointly with Mr. Siegel.

(8)   Includes 149,747 shares which may be acquired by Ms Murray's spouse, Mr. Siegel upon exercise of options within 60 days of January 31, 2007.

(9)   Includes 22,500 shares owned jointly with Mr. Siegel's wife, Ms. Murray.

(10)   Includes 323,532 shares which may be acquired by Mr. Siegel's wife, Ms. Murray, upon exercise of options within 60 days of January 31, 2007.

(11)   Includes 2,811,192 shares owned by Galen Partners International III, L.P, and certain affiliated funds (the "Galen Funds"). William R. Grant, Bruce F. Wesson, L. John Wilkerson, David W. Jahns, and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C., a Delaware limited liability company, the general partner of Galen Partners III, L.P. and Galen Partners International III, L.P. Bruce F. Wesson is the President of Wesson Enterprises, Inc., a Delaware corporation, which is the general partner of Galen Employee Fund III, L.P. Accordingly, they may be deemed to exercise voting, investment and dispositive rights over the Company's securities held of record by the Galen Funds. Does not include securities owned by other members of Claudius, L.L.C.

(12)   Includes 1,420,259 shares which may be acquired by the Galen Funds upon the exercise of outstanding warrants within 60 days of January 31, 2007.

(13)   Includes 38,333 shares which may be acquired by Mr. Wesson upon exercise of warrants within 60 days of January 31, 2007.

(14)   Includes 1,459,482 shares which may be acquired upon exercise of warrants within 60 days of January 31, 2007 and 1,156,921 shares which may be acquired upon exercise of options within 60 days of January 31, 2007.

The business address of Mr. Cox, Ms. Kraf, Ms. Murray and Mr. Siegel is 25 Christopher Way, Eatontown, New Jersey 07724. The business address of Mr. Wesson and Galen Partners III, L.P. is 610 Fifth Avenue - 5th Floor, Rockefeller Center, New York, New York 10020.

Directors' Fees, Committees and Meetings

Directors who are employees of the Company receive no additional compensation for their services as directors or as members of committees. All directors are reimbursed for travel and other expenses relating to attendance at Board and Committee meetings. Upon the recommendation of the Compensation Committee, the Board of Directors established the 2003 Outside Directors Equity Plan (the "Outside Directors Plan"), which was approved by the Company's stockholders at the Company's 2003 Annual Meeting. Pursuant to the Outside Directors Plan, each non-employee Director receives an annual grant of a ten-year option to purchase 2,500 shares of Common Stock, which vests on the first anniversary of the grant.

Under the policy in effect during fiscal 2006, prior to September 18, 2006, each non-employee director also receives an annual retainer of $7,500 (payable quarterly), a $1,000 annual retainer for each committee on which a Director serves, an annual retainer of $500 for services as a Committee chairperson. In addition, each non-employee director receives a personal attendance fee of $250 per Board or Committee meeting. Non-employee directors that cannot receive options due either to their service on the Compensation Committee, or that are prohibited from receiving compensation by their employer's conflict of interest policy, are given the cash equivalent of the options that would have been granted. On September 18, 2006, the Board of Directors, following the recommendation of its Compensation Committee established the following policy with regard to compensation of Non-Employee Directors: Each non-employee director will receive an annual retainer of $15,000 and $1,000 for each Board meeting attended in person and $500 if attended telephonically. The non-executive Chairman of the Board will receive an annual retainer of $10,000, the Chairman of the Audit Committee will receive a $7,500 annual retainer and the Chairman of the Compensation Committee will receive an additional $5,000 annual retainer. In addition, each non-employee director who is a member of the Compensation Committee or Audit Committee will receive $500 per committee meeting attended by such member when held in conjunction with another meeting, $1,000 if held separately and in person, and $500 if attended telephonically.

Pursuant to the terms of the 2003 Outside Directors Plan, the compensation described above may be paid in Common Stock, at the option of the non-employee director recipient. Shares of the Company's Common Stock issued under the 2003 Outside Directors Plan are at the fair market value of the shares on the date the payment is due. The shares are held in a trust, which is subject to the claims of the Company's creditors for which the Company's transfer agent serves as trustee.

In addition, on September 18, 2006, the Board granted each non-employee director an option to purchase 7,500 shares on September 18, 2006, which options vest on April 28, 2007, at an exercise price of $5.22 per share (the closing price of the Registrant's stock on the NASDAQ Composite on September 18, 2006, the date of grant).

During fiscal 2006, the total compensation paid for board and committee services in cash and Common Stock, as described above, to the non-employee Directors was $63,500 and 47,500 options were granted to six directors.

During 2006 the Company compensated two of its outside directors, Dr. Campbell and Mr. Zanotti, for time spent reviewing with management the Company's present and future management needs, financial position and financing needs and reporting to the full Board. Such compensation was in the amounts of $12,500 and $7,500 to Dr. Campbell and Mr. Zanotti, respectively.

The Board of Directors has standing Audit and Compensation Committees. The Company does not have a standing Nominating Committee. The Board of Directors performs the functions typical of a Nominating Committee (subject to the recommendations of independent directors).

Audit Committee. The members of the Audit Committee are Mr. Feldman, Mr. Gargana and Dr. Campbell (Chairman). The Audit Committee is comprised entirely of Non-Employee Directors, each of whom has been determined to be "independent" under the listing standards of the NASDAQ Marketplace. The Audit Committee assists the Board of Directors by providing oversight of financial management and the independent auditors. In addition, the Audit Committee assists management in ensuring the maintenance of an adequate system of internal control such that there is reasonable assurance that assets are safeguarded and that financial reports are properly prepared; that there is consistent application of generally accepted accounting principles; and that there is compliance with management's policies and procedures. In performing these functions, the Audit Committee meets periodically with the independent auditors (including private sessions) and management to review their work and confirm that they are properly performing their respective duties. In addition, the Audit Committee recommends the independent auditors for appointment by the Board of Directors. The Audit Committee met four times during fiscal 2006. The Board has determined that John J. Gargana, Jr., an independent director and member of both the Audit and Compensation Committees, to be an "audit committee financial expert" under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for purposes of Section 407 of the Sarbanes-Oxley Act of 2002. This determination was based on Mr. Gargana's experience while Vice President, Treasurer and Chief Financial Officer of the Lord Abbett Group of Mutual Funds, where he performed the functions of principal financial officer.

Compensation Committee. The members of the Compensation Committee are Mr. Feldman, Mr. Gargana, Mr. Zanotti, Ms. Quinn and Mr. Wesson (Chairman), each of whom has been determined to be "independent" under the listing standards of the NASDAQ Marketplace. The primary function of the Compensation Committee is to discharge the Board's duties and responsibilities relating to compensation of the Company's directors and executive officers and oversee the management of the various incentives that cover the Company's employees. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the Company's President and Chief Financial Officer, evaluating their performance and, either as a committee or together with the other independent members of the Board, determining and approving their compensation level, and making recommendations to the Board regarding compensation of other executive officers and certain compensation plans. During fiscal 2006, the Compensation Committee met three times.

The Board met nine times during fiscal 2006. Each Director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period in which he/she was a director and (2) the total number of meetings held by all committees of the Board on which he or she served (during the period that he or she served), with the exception of Lucia L. Quinn. Each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including the attendance of the meetings of the shareholders of the Company, as well as the Board and Committees of which he or she is a member.

Corporate Governance

Director Nomination Process. The Board performs the functions typical of a nominating committee, including the identification, recruitment and selection of nominees for election as directors of the Company. The nominees for election as directors at this Annual Meeting were unanimously recommended for the Board's selection by the five independent directors. The Board believes that a nominating committee separate from itself is not necessary at this time, given the size of the Company and the Board, to ensure that candidates are appropriately evaluated and selected. The Board also believes that, given the Company's size and the size of its Board, an additional committee of the Board would not add to the effectiveness of the evaluation and nomination process. For these reasons, the Board believes it is not appropriate to have a separate nominating committee. The Board's process for recruiting and selecting nominees is for Board members to attempt to identify individuals who are thought to have the business background and experience, industry specific knowledge and general reputation and expertise that would allow them to contribute as effective directors to the Company's governance, and who are willing to serve as directors of a public company. To date, the Company has not engaged any third party to assist in identifying or evaluating potential nominees. After a possible candidate is identified, the individual meets with various members of the Board and is sounded out concerning their possible interest and willingness to serve, and Board members discuss amongst themselves the individual's potential to be an effective Board member. If the discussions and evaluation are positive, the individual is invited to serve on the Board, if recommended by a majority of independent directors. Six of the nine current members of the Board (Mr. Wesson, Mr. Feldman, Ms. Quinn, Mr. Gargana, Dr. Campbell and Mr. Zanotti) are independent within the meaning of the listing standards of the NASDAQ Marketplace and participate in the consideration of director nominees.

To date, no shareholder has presented any candidate for Board membership to the Company for consideration, and the Company does not have a specific policy on shareholder-recommended director candidates. However, the Company believes its process for evaluation of nominees proposed by shareholders would be no different from the process of evaluating any other candidate. In evaluating candidates, the Company will require that candidates possess, at a minimum, a desire to serve on the Company's Board, an ability to contribute to the effectiveness of the Board, an understanding of the function of the Board of a public company and relevant industry knowledge and experience. In addition, while not required of any one candidate, the independent directors would consider favorably experience, education, training or other expertise in business or financial matters and prior experience serving on boards of public companies.

Shareholder Communication with the Board. Shareholders and other parties interested in communicating directly with the Chairman of the Board may do so by writing to Chairman of the Board, QMed Inc., 25 Christopher Way, Eatontown, New Jersey 07724. Shareholders who wish to send communications to the Company's Board of Directors may do so by sending them in care of the Secretary of the Company. Such communications may be addressed either to specified individual directors or the entire Board. The Secretary will have the discretion to screen and not forward to directors communications which the Secretary determines in his or her discretion are communications unrelated to the business or governance of the Company and its subsidiaries, commercial solicitations, offensive, obscene, or otherwise inappropriate. The Secretary will, however, compile all shareholder communications, which are not forwarded, and such communications will be available to any director.

Corporate Governance Materials. The Company's Policy on Business Conduct for employees and the Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers are available on the Company's website at www.qmedinc.com under Corporate Governance. Copies of the Company's Charters of the Audit and Compensation Committees are available to shareholders without charge upon written request to the Secretary at the Company's principal address.

Annual Meeting of Shareholders. It has been the longstanding practice of the Company to encourage all the Directors to attend the Annual Meeting of Shareholders. All Directors who were elected to the Board at the 2006 Annual Meeting were in attendance.

Executive Sessions. Each of the Audit and Compensation Committees met at least twice during 2006 in Executive Sessions without members of management present. The Non-Employee Directors met six times during 2006 in Executive Sessions without the President/CEO, COO or any other member of management present.

Chairman of the Board. In April 2002, the Board elected Bruce Wesson to serve as the non-executive Chairman of the Board. The Chairman of the Board organizes the work of the Board and ensures that the Board has access to sufficient information to enable the Board to carry out its functions, including monitoring the Company's performance and the performance of management. In carrying out this role, the Chairman, among other things, presides over all meetings of the Board of Directors and shareholders, establishes the annual agenda of the Board, advises with respect to the work of each Committee and reviews changes in Board membership and the membership and chair of each Committee, coordinates periodic review of management's strategic plan for the Company and coordinates the annual performance review of the President and other key senior managers.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that, during the fiscal year ended November 30, 2006, all Section 16(a) filing requirements applicable to its officers, Directors and 10% shareholders were met in a timely manner, except in the following instances: A. Bruce Campbell, John Zanotti, John Gargana, David Feldman and Lucia Quinn each filed late a Form 4 in February, 2007 reporting a November 28, 2006 acquisition of shares pursuant to the 2003 Outside Directors Plan.

REPORT OF THE AUDIT COMMITTEE

The charter of the Audit Committee of the Board, specifies that the purpose of the Committee is to assist the Board in its oversight of:

- the integrity of the Company's financial statements;
- the adequacy of the Company's system of internal controls;
- the Company's compliance with legal and regulatory requirements;
- the qualifications and independence of the Company's independent registered public accountants;
- and the performance of the Company's independent registered public accountants and of the Company's internal audit function.

In carrying out these responsibilities, the Audit Committee, among other things:

- Monitors preparation of quarterly and annual financial reports by the Company's management;
- Supervises the relationship between the Company and its independent registered public accountants, including: having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accountants; and
- Oversees management's implementation and maintenance of effective systems of internal and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Company's internal auditing program.

The Committee met four times during fiscal 2006. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings include, whenever appropriate, executive sessions with the Company's independent registered public accountants without the presence of the Company's management.

The Audit Committee serves in an oversight capacity and is not intended to be part of the Company's operational or managerial decision-making process. The Company's management is responsible for preparing the consolidated financial statements, and its independent auditors are responsible for auditing those statements. The Audit Committee's principal purpose is to monitor these processes. In this context, the Audit Committee reviewed and discussed the audited financial statements with management and the independent auditors. Management represented that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis, and the Audit Committee has reviewed and discussed the quarterly and annual earnings press releases and consolidated financial statements with management and the independent auditors.

The Audit Committee discussed with the independent auditors the auditors' independence from the Company and its management, including the matters, if any, in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and received from the independent auditors. The Audit Committee also considered whether the independent auditors' provision of audit and non-audit services to the Company is compatible with maintaining the auditors' independence. The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, disclosure controls and procedures and the overall quality and integrity of the Company's financial reporting. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended November 30, 2006, for filing with the Securities and Exchange Commission.

Members of the Audit Committee

A. Bruce Campbell, Chairman
David Feldman
John Gargana, Jr.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Board formed the Compensation Committee on December 6, 2001. The members of the Compensation Committee are Bruce F. Wesson, Chairman, David Feldman, John J. Gargana, Jr., John P. Zanotti, and Lucia L. Quinn, none of who are employees of the Company. The Compensation Committee has the authority to fix the Company's compensation arrangements with the Chief Operating Officer and the Chief Financial Officer and has the exclusive authority to grant options and make awards under the Company's equity compensation plans. Consistent with changes in the Delaware General Corporation Law in 2001, the Compensation Committee, from time to time, delegates to the Chief Operating Officer and the Chief Financial Officer the authority to grant a specified number of options to non-executive officers. The Compensation Committee also reviews the Company's compensation policies relating to all executive officers.

During the fiscal year ended November 30, 2005, the Compensation Committee retained an independent consulting firm to review present compensation structure and submit recommendations as to their findings including but not limited to changes in compensation programs for the Senior Executives. The Compensation Committee's goal is to develop executive compensation policies that offer competitive compensation opportunities for all executives which are based on personal performances, individual initiative and achievement, as well as assisting the Company in attracting and retaining qualified executives. The Compensation Committee also endorses the position that stock ownership by management and stock-based compensation arrangements are beneficial in aligning managements and shareholders interests in the enhancement of shareholder value.

Compensation paid to the Company's executive officers generally consists of the following elements: base salary, annual bonus and long-term compensation in the form of stock options and matching contributions under the 401(k) Savings Plan. Compensation levels for executive officers of the Company was determined by a consideration of each officer's initiative and contribution to overall corporate performance and the officer's managerial abilities and performance in any special projects that the officer may have undertaken. Competitive base salaries that reflect the individual's level of responsibility are important elements of the Compensation Committee's executive compensation philosophy. Subjective considerations of individual performance are considered in establishing annual bonuses and other incentive compensation. In addition, the Compensation Committee considers the Company's financial position and cash flow in making compensation decisions.

The Company has certain broad-based employee benefit plans in which all employees, including the named executives, are permitted to participate on the same terms and conditions relating to eligibility and subject to the same limitations on amounts that may be contributed. In 2006, the Company also made matching contributions to the 401(k) Savings Plan for those participants.

Members of the Compensation Committee

Bruce F. Wesson, Chairman
David Feldman
John J. Gargana, Jr.
John P. Zanotti
Lucia L. Quinn

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        The Executive Evaluation and Compensation Committee ("Compensation Committee") of the Board of Directors is comprised of Messrs. Wesson, Feldman, Gargana, Zanotti and Ms. Quinn. No member of the Compensation Committee was or is an officer or employee of QMed or any of its subsidiaries. No executive officer of QMed serves as a member of the Board of Directors or Compensation Committee of any entity, which has one or more executive officers serving as a member of QMed's Board of Directors or Compensation Committee. Mr. Cox, the Company's former Chief Executive Officer, attended meetings of the Compensation Committee to provide information concerning executive performance and make recommendations concerning option grants and compensation plans.


SHAREHOLDER RETURN PERFORMANCE GRAPH


        The following graph compares the cumulative total shareholder return of the Company's common stock for a period of five years ending November 30, 2006 with the cumulative total return on the NASDAQ Composite Index and the cumulative total return on a group of NASDAQ Health Services Stocks (SIC Code 80) compiled by the Center for Research in Security Prices at the University of Chicago (the "Peer Group").

        The graph assumes an investment of $100 in each of the Company, the NASDAQ Composite Index and the Peer Group on November 30, 2001. The comparison also assumes that all dividends are reinvested. The Company did not pay any dividends during this period.



FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (2001-2006)
Among QMed Inc, The NASDAQ Composite Index
And The NASDAQ Health Services Index

	Nov. 2001	Nov. 2002	Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006
QMed, Inc.	$100	$71.57	$ 97.40	$115.62	$ 92.39	$ 45.85
NASDAQ Composite	$100	$79.68	$106.00	$113.82	$122.64	$138.30
NASDAQ Health Services..	$100	$92.31	$123.89	$144.43	$172.80	$163.40

EXECUTIVE COMPENSATION

The following table shows, for each of the last three fiscal years, the annual compensation paid to or earned by the Named Officers in all capacities in which they served:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Awards	Options (#)	All Other Compen-sation ($) (1)
Michael W. Cox	2006	$319,138	$ -0-	$ -0-	-0-	69,620	$ 994,795
President, Chief	2005	302,085	25,000	-0-	-0-	60,000	14,795
Executive Officer	2004	294,000	-0-	-0-	-0-	50,000	14,767
(through 11/28/06)							
Jane A. Murray	2006	$248,995	$25,000	$ -0-	-0-	55,598	$ 11,070
President (Effective	2005	237,353	25,000	-0-	-0-	60,000	9,697
11/29/06), COO	2004	231,000	-0-	-0-	-0-	100,000	9,509
William T. Schmitt, Jr.	2006	$208,047	$20,000	$ -0-	-0-	24,662	$ 5,100
Senior Vice President,	2005	186,106	25,000	-0-	-0-	30,000	5,100
CFO and Treasurer	2004	181,125	15,000	-0-	-0-	20,000	5,100
John W. Siegel	2006	$224,887	$ -0-	$ -0-	-0-	30,151	$ 3,815
Senior Vice President,	2005	164,400	35,000	-0-	-0-	20,000	2,549
Sales & Field Services	2004	160,000	112,000	-0-	-0-	-0-	2,784
Teri J. Kraf	2006	$210,785	$ -0-	$ -0-	-0-	27,860	$ 6,803
Senior Vice President,	2005	164,024	25,000	-0-	-0-	10,000	6,516
Health Mgmt. Services	2004	160,232	67,457	-0-	-0-	11,871	6,473
John W. Rohfritch	2006	$207,500	$ -0-	$ -0-	-0-	10,000	$ 3,550
Executive Vice	2005	135,000	25,000	-0-	-0-	35,000	-0-
President	2004	-0-	-0-	-0-	-0-	-0-	-0-

(1) The Company provides the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees, which are not included in this column pursuant to SEC rules. The specific amounts included as "Other Annual Compensation" for 2006 are as indicated in the table below:

Name	Fiscal Year	Life Insurance	Long Term Disability	401(k) Matching Contributions	Severance
Michael W. Cox	2006	$5,767	$6,459	$3,839	$978,730
	2005	$5,767	$6,459	$2,569	
	2004	$5,767	$6,459	$2,541	
Jane A. Murray	2006	$1,696	$5,365	$4,009	
	2005	$1,696	$5,331	$2,670	
	2004	$1,696	$5,203	$2,610	
William T. Schmitt, Jr.	2006	$1,132	$3,968	-0-	
	2005	$1,132	$3,968	-0-	
	2004	$1,132	$3,968	-0-	
John W. Siegel	2006	-0-	-0-	$3,815	
	2005	-0-	-0-	$2,549	
	2004	-0-	-0-	$2,784	
Teri J. Kraf	2006	-0-	$4,046	$2,757	
	2005	-0-	$4,046	$2,470	
	2004	-0-	$4,046	$2,427	
John W. Rohfritch	2006	-0-	-0-	$3,550	
	2005	-0-	-0-	-0-	
	2004	-0-	-0-	-0-	

Stock Options

The following table sets forth information with respect to option grants to the named executive officers during fiscal 2006:

- The number of shares of QMed common stock underlying options granted during the year;
- The percentage that such options represent of all options of the same class granted to employees during the year
- The exercise price (which in each case was equal to the fair market value of the stock on the date of grant);
- The expiration date; and
- The hypothetical present value, as of the grant date, of the options under the option-pricing models discussed in the footnotes.

OPTION GRANTS DURING FISCAL 2006

Name	Number of Options Granted (1)	% of Total Options Granted to Employees	Exercise Price ($/Share)	Expiration Date	Hypothetical Value at Grant Date at 5% (2)	Hypothetical Value at Grant Date at 10% (3)
Michael W. Cox	69,620	18.8%	$10.63	12/19/2015	$ 465,420	$ 1,179,466
Jane A. Murray	55,598	15.0%	$10.63	12/19/2015	$ 371,681	$ 941,913
William T. Schmitt, Jr.	24,662	6.6%	$10.63	12/19/2015	$ 164,869	$ 417,811
John W. Siegel	30,151	8.1%	$10.63	12/19/2015	$ 201,564	$ 510,803
Teri J. Kraf	27,860	7.5%	$10.63	12/19/2015	$ 186,248	$ 471,990
John W. Rohfritch	10,000	2.7%	$10.63	12/19/2015	$ 66,851	$ 169,415

(1) Options were granted on December 20, 2005 and vest in three equal installments on December 20, 2006, 2007 and 2008.

(2) The hypothetical present value at grant date of options granted during fiscal year 2006 has been calculated using the assumption that the value of the stock will appreciate 5% per year for the option term from the grant price on the date of grant.

(3) The hypothetical present value at grant date of options granted during fiscal year 2006 has been calculated using the assumption that the value of the stock will appreciate 10% per year for the option term from the grant price on the date of grant.

Option Exercises and Fiscal Year-End Values

The following table sets forth information with respect to the Named Officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

Name	Number of Shares Acquired Upon Exercise of Options	Value Realized Upon Exercise	Number of Unexercised Options 11/30/06		Value of Unexercised In-the-Money Options 11/30/06 (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael W. Cox	-	-	435,120	-	$ 374,690	$ -
Jane A. Murray	-	-	251,666	128,932	$ 21,600	$ -
William T. Schmitt, Jr.	-	-	59,333	51,329	$ -	$ -
John W. Siegel	-	-	133,030	61,995	$ 84,600	$ -
Teri J. Kraf	-	-	113,530	38,484	$ 50,370	$ -
John W. Rohfritch	-	-	14,999	80,000	$ -	$ -

(1) In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying QMed common stock. For purposes of this table, fair market value is deemed to be $4.58 per share, the closing price on November 30, 2006.

Equity Compensation Plans

The following table summarizes information, as of November 30, 2006, relating to equity compensation plans of the Company pursuant to which grants of options, restricted stock or other rights to acquire shares may be granted from time to time.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,022,983(2)	$7.435	1,445,988
Equity compensation plans not approved by security holders	-	-	-
Total	2,022,983(2)	$7.435	1,445,988

(1) These plans are the Company's 1999 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 1990 Employee Stock Incentive Plan and the 2003 Outside Directors Equity Plan.

(2) Includes options to purchase an aggregate of 37,500 shares under the 2003 Outside Directors Equity Plan.

Employment Arrangements and Agreements

Jane A. Murray. The Company entered into a three-year employment agreement with Ms. Murray, on April 21, 2003, effective December 1, 2002, which automatically renews for successive one-year period unless either party sends the other notice of non-renewal. Ms. Murray was initially hired as Executive Vice President and Chief Operating Officer, but was promoted to President in November 2006. The agreement provides for an initial base salary of $220,000, with such increases as are approved by the Compensation Committee. Once increased the base salary may not be decreased. Ms. Murray is eligible for annual stock options and a bonus, based on goals established by the Compensation Committee. On January 8, 2007, the Compensation Committee increased Ms. Murray's base salary effective January 1, 2007 to $295,000 from $250,000 in fiscal 2006 and awarded Ms. Murray a bonus of $25,000 for fiscal 2006. The agreement also provides, that if elected Ms. Murray will serve on the Company's Board of Directors. Ms. Murray is eligible to participate in the benefit programs generally available to the Company's executives, and she is entitled to a life insurance policy with a minimum benefit of $1,000,000.

The agreement provides for the following in the event of (i) termination of employment by Ms. Murray for good reason (which term includes material breach of the agreement by the Company, reduction in base salary, relocating offices of the Company outside a certain radius, change of control (as defined), and failure to obtain assumption of the agreement by a successor) and (ii) by the Company of Ms. Murray's employment for any reason other than for cause, non-renewal, death or disability:

- a severance payment of the higher of $330,000 or base salary for the remaining term of the agreement, paid in installments, in the same manner the base salary was paid prior to termination payment for accrued vacation and of any unpaid bonus within 30 days of termination, but if a bonus had not been determined at the time of termination then an amount equal to the bonus for the prior fiscal year;

- immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by the Company's stock option plan or ten years following the termination date;

- continued coverage at the Company's expense for 24 months following termination under all executive health, dental, disability and life insurance plans in which Ms. Murray participates.

In the event of termination for death Ms. Murray is entitled to payment for accrued vacation and one year's base salary paid within 30 days of death. In the event of termination for disability Ms. Murray is entitled to payment for accrued vacation and immediate vesting of all stock options. In the event of Ms. Murray's resignation or termination of her employment for cause (as defined) she is entitled to any earned but unpaid bonus and payment for accrued vacation.

The agreement further provides that during the period of her employment and for 12 months thereafter Ms. Murray has agreed not to be engaged in or have any financial interest in any business which competes with Company or its subsidiaries or solicit or offer employment to any person employed by the Company within 12 months of the solicitation.

William T. Schmitt, Jr. The Company entered into an employment agreement with Mr. Schmitt in September 2002 for the period ending November 30, 2004 to serve as the Company's Senior Vice President Finance and Chief Financial Officer. The agreement automatically renews for successive one-year periods, unless either party sends the other notice of nonrenewal. Mr. Schmitt's base salary, bonus and options are reviewed and approved annually by the Compensation Committee under the agreement. On January 8, 2007, the Compensation Committee increased Mr. Schmitt's base salary effective January 1, 2007 to $245,000 from $210,000 in fiscal 2006 and approved a bonus with respect to fiscal year 2006 in the amount of $20,000. In fiscal year 2006 Mr. Schmitt received a bonus of $25,000 with respect to fiscal year 2005. The agreement also provides, that if elected Mr. Schmitt will serve on the Company's Board of Directors. Mr. Schmitt is eligible to participate in the benefit programs generally available to the Company's executives.

The agreement provides for the following in the event of (i) termination of employment by Mr. Schmitt for good reason (which term includes material breach of the agreement by the Company, reduction in base salary, relocating offices of the Company outside a certain radius, change of control (as defined), and failure to obtain assumption of the agreement by a successor) and (ii) by the Company of Mr. Schmitt's employment for any reason other than for cause, non-renewal, death or disability:

- after November 2004, a severance payment of six months of base salary, in the same manner the base salary was paid prior to termination, payment for accrued vacation within 30 days after termination and payment of any unpaid bonus at the same time bonuses are paid to other senior executives of the Company for the same bonus year; and

- continued coverage at the Company's expense for three months following termination under health benefit programs for Mr. Schmitt and his dependents.

In the event of termination for death Mr. Schmitt is entitled to payment for accrued vacation within 30 days of termination and one year's base salary less any death benefits under the Company's benefit plans, in six equal installments beginning within 30 days of death and three months of continued coverage for his dependent's under the Company's health plans. In the event of termination for disability Mr. Schmitt is entitled to payment for accrued vacation and payment under the Company's disability policies. In the event of Mr. Schmitt's resignation or termination of his employment for cause (as defined) he is entitled to any earned but unpaid bonus and payment for accrued vacation. In addition, the agreement provides that in the event Mr. Schmitt is terminated without cause or terminates his employment for good reason, or his employment terminates because the Company issues notice of non-renewal, or because of death or disability then all unvested stock options will immediately vest.

The agreement further provides that during the period of his employment and for six months thereafter Mr. Schmitt has agreed not to be engaged in or have any financial interest in any business which competes with Company or its subsidiaries (subject to certain exceptions) or solicit or offer employment to any person employed by the Company for 12 months prior to such solicitation.

Michael W. Cox. *(former President and Chief Executive Officer).* The Company entered into a three-year employment agreement with Mr. Cox effective December 1, 2002 to serve as the Company's President and Chief Executive Officer. The agreement automatically renewed for successive one-year terms, unless either party sent the other notice of non-renewal. The agreement was amended as of August 23, 2006. The agreement provided for an initial base salary of $280,000, with such increases as are approved by the Compensation Committee. In November 2005, the Compensation Committee increased Mr. Cox's base salary for fiscal 2006 to $310,000 from $302,820 in fiscal 2005. Once increased the base salary could not be decreased. The agreement also provided, that if elected Mr. Cox will serve on the Company's Board of Directors. Mr. Cox was eligible to participate in the benefit programs generally available to the Company's executives, and he was entitled to a life insurance policy with a minimum benefit of $1,000,000.

The agreement, as amended, provided for the following in the event of (i) termination of employment by Mr. Cox for good reason (which term includes material breach of the agreement by the Company, reduction in base salary, relocating offices of the Company outside a certain radius, change of control (as defined), and failure to obtain assumption of the agreement by a successor) and (ii) by the Company of Mr. Cox's employment for any reason other than for cause, non-renewal, death or disability:

- an amount equal to three times his last base salary, to be paid in three equal annual installments, with the first installment to be paid no later than thirty (30) days after termination of employment (the "Payment Date"), and thereafter, the second and third installments on the each of the next two annual anniversaries of the Payment Date; (prior to the amendment he was entitled to a severance payment of the higher of $2,500,000 or base salary for the remaining term of the agreement, paid in a lump sum within 30 days of termination and payment for accrued vacation and of any unpaid bonus within 30 days of termination);

- immediate vesting of all unvested stock options (prior to the amendment, in addition to immediate vesting he was entitled to the extension of the exercise period of such options to the later of the longest period permitted by the Company's stock option plan or ten years following the termination date); and

- continued coverage at the Company's expense for 36 months following termination under all executive health plans (prior to the amendment, he was entitled to continued coverage at the Company's expense for 24 months following termination under all executive health, dental, disability and life insurance plans in which he participated).

In the event of termination for death Mr. Cox was entitled to payment for accrued vacation and one year's base salary paid within 30 days of death. In the event of termination for disability Mr. Cox was entitled to payment for accrued vacation and immediate vesting of all stock options. In the event of Mr. Cox's resignation or termination of his employment for cause (as defined) he was entitled to any earned but unpaid bonus and payment for accrued vacation. The agreement, as amended, also contains certain non-compete provisions.

On November 28, 2006, Mr. Cox's employment was terminated and the severance provisions came into effect. Mr. Cox is receiving $18,000 monthly for the period of December 2006 through March 2007 in consulting fees to serve as an advisor to the Company. Mr. Cox received his first severance payment on December 28, 2006 in the amount of $310,000.

John W. Rohfritch. The Company entered into a one-year employment agreement with Mr. Rohfritch, on December 1, 2004, effective March 1, 2005, which automatically renews for successive one year periods, unless either party send the other notice of non-renewal. On January 8, 2007, the Compensation Committee increased Mr. Rohfritch's base salary effective January 1, 2007 to $226,800 from $210,000 in fiscal 2006. Mr. Rohfritch was initially hired as President of a Company subsidiary but now serves as Executive Vice President of the Company. Mr. Rohfritch's bonus and options are reviewed annually by the Compensation Committee under the agreement. The agreement provides for a severance payment of six months base salary and any earned bonus, in a cash lump sum within 30 days of termination in the event of termination prior to the expiration date, by Mr. Rohfritch for good reason (which term includes material breach of the agreement by the Company, reduction in base salary, and failure to obtain assumption of the agreement by a successor), or by the Company other than for cause (as defined) and other than for death or disability. The agreement also provides that for 12 months following termination of employment Mr. Rohfritch will not be engaged in or have any financial interest in any business which competes with Company or its subsidiaries or solicit or offer employment to any person employed by the Company.

ITEM 2-RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of the Board has appointed Amper, Politziner & Mattia, P.C. (APM) as the Company's independent registered public accountants for the fiscal year ending November 30, 2007. Services provided to the Company and its subsidiaries by Amper, Politziner & Mattia, P.C. in fiscal 2006 are described under *"Fees to Independent Registered Public Accountants for Fiscal 2006 and 2005"* below. Additional information regarding the Audit Committee is provided in the Report of the Audit Committee above.

Representatives of Amper, Politziner & Mattia, P.C. will be present at the meeting to respond to appropriate questions and to make such statements as they may desire.

Fees to Independent Registered Public Accountants for Fiscal 2006 and 2005

The following table presents fees for professional services rendered by APM for the audit of the Company's financial statements and internal control over financial reporting for fiscal 2006 and the annual financial statements for fiscal 2005.

	Fiscal Year	
	2006	2005
Audit Fees (1)	$ 136,800	$ 96,495
Audit-Related Fees (2)	95,000	110,250
Tax Fees	-	-
All Other Fees (3)	45,540	60,000

(1) Consists of professional services performed by APM for the audits of the consolidated financial statements of the Company, quarterly reviews, consent and assistance with and review of documents filed with the SEC.
(2) Principally for services with respect to the firm's opinion regarding internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.
(3) Principally fees for statutory and regulatory filings and accounting research.

Pre-Approval of Audit and Non-Audit Services

It is the policy of the Audit Committee's to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of APM was approved in advance by the Audit Committee, and none of those engagements made use of the *de minimis* exception to pre-approval contained in the SEC's rules.

In appointing Amper, Politziner & Mattia, P.C. as the Company's independent accountant for Fiscal 2007, the Audit Committee has considered whether the non-audit services provided by Amper, Politziner & Mattia, P.C. are compatible with maintaining their independence.

The Board of Directors unanimously recommends that the shareholders vote FOR the ratification of the appointment of Amper, Politziner & Mattia, P.C. as the Company's independent registered public accounting firm for fiscal 2007.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by shareholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such recommendation, in accordance with the judgment of the proxy holder.